Mizuho Securities USA LLC

Consolidated Statement of Financial Condition

March 31, 2021

With Report of Independent Registered Public Accounting Firm



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mizuho Securities USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kronenberg (212) 209 - 9499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __David Kronenberg__ , swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mizuho Securities USA LLC__ , as of __March 31__ , 20__21__ , are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ACKNOWLEDGEMENT
STATE OF NEW YORK
COUNTY OF NEW YORK
On this the 26th day of May, 2021, before me,
Julie A. Grossman, the undersigned Notary Public,
personally appeared David Kronenberg, who is known to
me (or satisfactorily proven) to be the person whose name
he subscribed to in the Oath and Affirmation relating to the
financial statements and supporting schedules of
Mizuho Securities USA LLC as of March 31, 2021.
In witness whereof I hereunto set my hand.

Julie A. Grossman
Notary Public
My commission expires: December 20, 2023
Registration number: 02GR6174635

Signature

Managing Director &

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) An Oath or Affirmation.
- ☒ (c) Consolidated Statement of Financial Condition
- ☐ (d) Consolidated Statement of Comprehensive Income
- ☐ (e) Consolidated Statement of Cash Flows
- ☐ (f) Consolidated Statement of Changes in Member's Equity
- ☐ (g) Consolidated Statement of Changes in Subordinated Borrowing
- ☒ (h) Notes to the Consolidated Statement of Financial Condition
- ☐ (i) Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
- ☐ (j) Computation of CFTC Minimum Net Capital Requirements.
- ☐ (k) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
- ☐ (l) Information for Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.
- ☐ (m) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (q) Statement of Secured Amounts and Funds Held in Separate Accounts Pursuant to Commission Regulation 30.7
- ☐ (r) Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the CEA
- ☐ (s) Reconciliation of Unaudited FOCUS to Consolidated Statement of Financial Condition
- ☐ (t) Supplementary Report of Independent Auditors on Internal Control.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Mizuho Securities USA LLC

Consolidated Statement of Financial Condition
March 31, 2021

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-
6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Mizuho Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA LLC (the Company) as of March 31, 2021 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2002.

June 1, 2021

Mizuho Securities USA LLC

Consolidated Statement of Financial Condition

March 31, 2021
(In Thousands)

Assets

Cash and cash equivalents	$	148,969
Cash and securities segregated for regulatory purposes		4,530,215
Collateralized agreements:		
Securities purchased under agreements to resell		11,450,998
Securities borrowed		2,995,351
Financial instruments owned, at fair value (including securities pledged of $3,814,685)		6,361,547
Securities received as collateral, at fair value		231,367
Receivables from brokers/dealers, clearing organizations and customers		1,860,638
Accrued interest and dividends receivable		18,347
Receivables from affiliates		24,359
Clearing and other deposits		416,456
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $118,748		62,553
Exchange memberships, at cost (fair value of $5,593)		4,982
Prepaid expenses		26,273
Other assets		91,649
Total assets	$	28,223,704

Liabilities and member's equity

Short-term borrowings	$	1,052,108
Collateralized agreements:		
Securities sold under agreements to repurchase		13,139,151
Securities loaned		2,237,145
Financial instruments sold, not yet purchased, at fair value		2,117,966
Obligations to return securities received as collateral, at fair value		231,367
Payables to brokers/dealers, clearing organizations and customers		7,078,616
Accrued interest and dividends payable		9,456
Accrued expenses and other liabilities		419,362
Total liabilities	$	26,285,171
Subordinated borrowing		400,000
Member's equity		1,538,533
Total liabilities and member's equity	$	28,223,704

The accompanying notes are an integral part of the Consolidated Statement of Financial Condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition

(In Thousands)

1. Organization and Description of Business

The Company

Mizuho Securities USA LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is a bank holding company, which is ultimately wholly-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

The Company is registered as a broker-dealer with the SEC and a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of U.S. Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of, or has access to, most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

Mizuho Securities Canada Inc. ("MSCN"), is a wholly owned subsidiary of the Company. MSCN participates in debt and equity underwritings in the Canadian marketplace and is a corporation organized under the laws of British Columbia, Canada. MSCN is registered as a broker-dealer with the SEC, and is a dual member of FINRA, and the Investment Industry Regulatory Organization of Canada ("IIROC"), the Canadian national self-regulatory organization and is subject to the rules and regulations of these organizations. The Company and MSCN utilize common personnel and facilities with applicable reimbursement arrangements.

The Company is the manager of Mizuho Capital Markets LLC ("MCM"), a wholly-owned subsidiary of MHA. MCM transacts in interest rate swaps and options, foreign currency swaps and other derivative products, and provides derivative clearing services to its affiliates. The Company and MCM utilize common personnel and facilities with applicable reimbursement arrangements.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies

Consolidation

The Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, MSCN. All material intercompany transactions have been eliminated.

Basis of presentation

The Consolidated Statement of Financial Condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates. The Company considered the current economic environment, including the effects of the global COVID-19 pandemic, on its businesses in preparation of the Consolidated Statement of Financial Condition. The COVID-19 pandemic continues to impact the financial markets in which the Company operates, resulting in increased volatility and uncertainty. As the situation evolves, the Company is continuously monitoring the potential risks associated with both the direct and indirect impact of the COVID-19 pandemic on its estimates and assumptions.

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. The Company had cash equivalents of $4,176 at March 31, 2021.

Cash and securities segregated for regulatory purposes

Included in cash and securities segregated for regulatory purposes on the Consolidated Statement of Financial Condition are qualified securities, as defined, maintained in a special reserve bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2021, cash and securities segregated for regulatory purposes includes $589,443 in securities received in resale agreements (comprised of U.S. Treasuries), and $2,839,605 in U.S. Treasury securities owned, with the remaining $1,101,167 in cash.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and loaned transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest, and after applicable counterparty netting as shown in footnote 10. The amounts reported for collateralized agreements approximate fair value as these are short term in nature and interest rate movements have not caused a change in fair value.

It is the Company's general policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is reviewed daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements.

Securities borrowed and loaned transactions are generally recognized on the Consolidated Statement of Financial Condition except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the Consolidated Statement of Financial Condition. At March 31, 2021, these balances are comprised of equity securities with a fair value of $231,367. In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender in an amount generally in excess of the market value of securities borrowed. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

At March 31, 2021, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $48,448,379. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, $46,120,568 was re-pledged, delivered or otherwise transferred, generally as collateral under

2. Summary of Significant Accounting Policies (continued)

repurchase agreements, securities lending agreements or to satisfy the Company's commitments under short sales.

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off balance-sheet transactions until their start date, at which time they will be recorded as collateralized agreements in the Consolidated Statement of Financial Condition. At March 31, 2021, the Company had forward-starting collateralized agreements with start dates ranging from April 1, 2021 to June 30, 2021. The contract values of these transactions total $6,366,010 for resale and securities borrowing agreements and $8,539,080 for repurchase agreements.

Fair value measurements

The Company reports certain assets and liabilities at fair value on the Consolidated Statement of Financial Condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company calculated estimated credit losses as of March 31, 2021 and the calculation did not have a material impact on its Consolidated Statement of Financial Condition.

Financial instruments transactions

Financial instruments owned and financial instruments sold, not yet purchased, which include contracts for financial options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar financial instruments.

2. Summary of Significant Accounting Policies (continued)

The Company utilizes benchmark prices and yields, as well as spreads over the yield curves for benchmark or similar financial instruments in measuring fixed income securities at fair value.

Exchange-traded equities and exchange-traded funds ("ETFs") are measured at fair value using the closing price from the relevant exchanges. ETFs are adjusted to the fair value "NAV" (net asset value) price, which is calculated based on quoted prices for the underlying component stocks.

Realized and unrealized gains and losses are recorded in the period during which the transaction or the change in fair value occurred.

Derivative financial instruments

The Company recognizes the fair value of all derivative financial instruments in the Consolidated Statement of Financial Condition as either assets or liabilities in financial instruments owned or financial instruments sold, not yet purchased, respectively. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), the Company nets certain derivative contracts with the same counterparty in the Consolidated Statement of Financial Condition. The Company records all derivative financial instruments at fair value. The Company does not apply hedge accounting as defined in ASC 815; therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

The fair values of derivative assets and liabilities traded in the over the counter ("OTC") market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the positions. The majority of market inputs are actively quoted and can be validated through external sources including brokers, market transactions and third party pricing services. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices, market observations, or vendor based models. The fair value of derivative transactions represents the net receivable or payable (gain or loss) to the counterparty in the contract. Refer to footnote 12 for additional details of fair value measurements.

The Company applies the enhanced disclosure requirements for derivative instruments prescribed in ASC 815, which requires companies to disclose how derivative instruments (and

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

any related hedged items) are accounted for, their location and amounts in a company's financial statements, and their effect on its financial position. The enhanced disclosures required by ASC 815 are included in footnote 10.

Clearing and other deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required to conduct its day-to-day clearance activities.

Property, equipment and leasehold improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's software costs are capitalized in accordance with ASC 350-40, *Internal-Use Software*. Software costs are amortized on a straight-line basis, over their estimated useful lives.

The Company's net balance on the Consolidated Statement of Financial Condition at March 31, 2021 is comprised of $7,679 in leasehold improvements, $52,429 in information technology assets, and $2,445 in furniture and fixtures.

Exchange memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on various exchanges, are recorded at cost and evaluated for impairment annually. If management were to ascertain that an other-than-temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment.

Principal transactions

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value. Principal transaction revenues are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Interest and dividends

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned contract amounts are recorded with accrued interest. Interest accrued on financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value is recorded in accrued interest and dividends receivable and payable on the Consolidated Statement of Financial Condition.

Dividends are accrued on equity financial instruments owned and sold, not yet purchased on ex-dividend date. Dividends earned but unpaid are included in accrued interest and dividends receivable and payable on the Consolidated Statement of Financial Condition.

Commissions

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Commission revenues and related clearing expenses are recorded on a trade date basis.

Investment banking

Investment banking revenues include gains, losses, and fees arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. Also included in investment banking revenues are fees earned from advisory activities. Investment banking revenues are presented gross of transaction related expenses and are recognized when the Company satisfies the performance obligations.

Foreign exchange

Assets and liabilities denominated in foreign currencies are revalued into U.S. dollars using the spot foreign exchange rates at the date of the Consolidated Statement of Financial Condition. Revenues and expenses denominated in foreign currencies are recorded in U.S. dollars using the effective spot foreign exchange rate at the date of the transaction.

Assets and liabilities of the Company's foreign subsidiary are translated from the Canadian ("CAD") functional currency into U.S. dollars ("USD") using the period-end spot foreign exchange rates and the income and expense items and other comprehensive income are translated

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

at the average rate for the period. The Company translates its balances into USD in accordance with the rules prescribed in ASC 830, *Foreign Currency Matters* ("ASC 830").

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the Consolidated Statement of Financial Condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the Consolidated Statement of Financial Condition using the provisions of the currently enacted tax laws.

Accounting pronouncements adopted during 2020

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses* ("ASC 326" or "CECL"). This ASU requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, using the current expected credit losses model in measuring credit losses, and enhancement of disclosures regarding credit risk. Under CECL, expected credit losses are measured using historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU 2019-11 and 2019-04, for codification improvements related to ASU 2016-13. This ASU affects loans, debt securities, net investments in leases, off-balance-sheet credit exposures and any other financial assets that are not excluded from the scope, and that have the contractual right to receive cash. The Company adopted the ASU on April 1, 2020 and the adoption did not have a material impact on its Consolidated Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement* ("ASC 820") .This ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of disclosure in the notes to financial statements by facilitating clear communication of the information required by U.S. GAAP that is most important to users of each entity's financial statements. The Company adopted the ASU on April 1, 2020 and the adoption did not have a material impact on its Consolidated Statement of Financial Condition.

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform* ("ASC 848"). This ASU facilitates the transition by providing optional expedients and exceptions to the existing accounting requirements for contract modifications and hedging relationships, and other transactions impacted by the reference rate reform. This ASU became effective on March 12, 2020 and applies to contracts and hedging relationships entered into on or prior to December 31, 2022. Subsequently the FASB issued ASU 2021-01 for codification improvements related to ASU 2016-13. The Company is evaluating which transitional guidance will be adopted, but does not expect there to be a material impact on its Consolidated Statement of Financial Condition.

Recent Accounting Pronouncements

In August, 2018, the FASB issued ASU 2018-14, *Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20)*. This ASU modifies the disclosure requirements for all employers that sponsor defined benefit pension or other postretirement plans in order to improve the effectiveness of disclosure in the notes to financial statements by facilitating clear communication of the information required by U.S. GAAP that is most important to users of each entity's financial statements. This ASU is applicable for financial statements issued for fiscal years beginning after December 15, 2020. The Company adopted the ASU on April 1, 2021 and the adoption did not have a material impact on its Consolidated Statement of Financial Condition.

In December 2019, the FASB ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. This ASU removes certain exceptions for intra-period tax allocations, foreign equity method investments and interim period calculations, and adds certain requirements to simplify the general principles in ASC 740, Income Taxes. The Company adopted this ASU on April 1, 2021 and the adoption did not have a material impact on the Company's Consolidated Statement of Financial Condition.

3. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, consist of agency and non-agency mortgage-backed securities, equity securities, corporate debt, U.S. Treasury and federal agency securities, derivative contracts, asset-backed securities, municipal securities, and other sovereign obligations. Financial instruments sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the Consolidated Statement of Financial Condition. Financial instruments owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or re-pledge the securities to others. Financial instruments owned and financial instruments sold, not yet purchased, at fair value at March 31, 2021 consist of the following:

	Owned	Sold, not yet purchased
Mortgage-backed securities	$ 3,922,891	$ 432,800
Equity securities	936,220	272,224
Corporate debt	703,263	330,176
U.S. Treasury and federal agency securities	425,286	967,299
Derivative contracts	136,635	115,467
Asset-backed securities	129,204	-
Municipal securities	92,150	-
Other sovereign obligations	15,898	-
Total	$ 6,361,547	$ 2,117,966

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2021 consist of the following:

	Receivables	Payables
Brokers and clearing organizations	$ 1,492,007	$ 214,803
Securities failed to deliver/receive – brokers/dealers	138,693	127,329
Investment banking	117,042	36,139
Securities failed to deliver/receive – customers	89,539	193,666
Futures customers	12,049	5,880,525
Net receivable/payable for trades pending settlement	-	620,702
Other	11,308	5,452
Total	$ 1,860,638	$ 7,078,616

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

Amounts receivable from brokers and clearing organizations primarily represent balances receivable from futures exchanges. Included in this balance are receivables segregated or held in separate accounts under the Commodity Exchange Act in the amount of $1,367,181. Amounts payable to brokers and clearing organizations represent brokerage and execution fees payable to exchanges, primarily for the futures business.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with brokers/dealers and customers that have not settled on settlement date. Fails at March 31, 2021 were settled without a material effect on the Company's Consolidated Statement of Financial Condition.

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company from its advisory services and participation in securities offerings as an underwriter or selling agent.

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts. This balance includes $5,386,503 of customer segregated balances under the Commodity Exchange Act.

Net payable for trades pending settlement is determined by the contract prices of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2021 were settled without a material effect on the Company's Consolidated Statement of Financial Condition.

5. Short Term Borrowings

The Company, along with Mizuho Securities Co., Ltd. ("MHSC") and Mizuho International plc ("MHI"), may issue Medium Term Notes ("MTNs" or the "program") in amounts not to exceed $13,000,000 in the aggregate, as governed by a filing with the Luxembourg Stock Exchange. The program's prospectus was originally filed on April 20, 2010 and was most recently amended on January 15, 2021. The Company has the ability to issue notes with maturities between seven days and perpetuity and with interest rates that may be fixed, floating or zero coupon. In connection with the program, MHFG and Mizuho Bank Ltd. ("MHBK") have provided a "keep well agreement" that includes requirements to continue to own an indirect majority of the Company's

5. Short Term Borrowings (continued)

voting shares and, if necessary, make available funds to meet payment obligations under the program by way of additional share capital or subordinated loans.

The Company has the following floating rate MTNs outstanding as of March 31, 2021:

Maturity Date	Interest Rate	Par Value
April 2021	0.14%	$ 100,000
April 2021	0.29%	25,000
May 2021	0.13%	85,000
May 2021	0.20%	100,000
June 2021	0.26%	35,000
June 2021	0.26%	100,000
July 2021	0.18%	20,000
August 2021	0.25%	107,000
August 2021	0.25%	25,000
August 2021	0.23%	40,000
August 2021	0.37%	85,000
September 2021	0.23%	38,000
September 2021	0.35%	75,000
December 2021	0.33%	20,000
December 2021	0.30%	78,000
December 2021	0.33%	50,000
		$ 983,000

Interest rates may be fixed, or may reset periodically, based on the three-month or one-month LIBOR plus a spread. The carrying value of the notes approximates fair value and is included within short term borrowings on the Consolidated Statement of Financial Condition.

On March 31, 2021, other short term borrowings are comprised of unsecured revolving bank loans totaling $69,031 with interest rates ranging from 0.01% to 0.36%.

6. Subordinated Borrowing

The Company has a $400,000 subordinated note payable to MHA that is set to mature in September 2022. The interest rate on the note is set based on one-month LIBOR plus a spread. This borrowing is subordinated to claims of general creditors, is covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and is included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

In addition, the Company has a $600,000 revolving subordinated loan facility with MHBK London branch ("MHBK London"), which can be utilized to meet regulatory capital requirements, when needed. There was no amount outstanding as of March 31, 2021.

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2021, the Consolidated Statement of Financial Condition included the following balances with affiliates:

Assets

Cash and cash equivalents	$	11,294
Securities purchased under agreements to resell		543,228
Securities borrowed		864,562
Financial instruments owned, at fair value		4,869
Securities received as collateral, at fair value		231,367
Receivables from brokers/dealers, clearing organizations and customers		111,398
Receivables from affiliates		24,359
Other assets		128

Liabilities

Short-term borrowings	$	9,031
Securities sold under agreements to repurchase		233,112
Securities loaned		55,709
Financial instruments sold, not yet purchased, at fair value		35
Obligation to return securities received as collateral, at fair value		231,367
Payables to brokers/dealers, clearing organizations and customers		478,537
Accrued interest and dividends payable		10
Accrued expenses and other liabilities		55,560
Subordinated borrowing		400,000

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

7. Related Party Transactions (continued)

Cash and cash equivalents

At March 31, 2021, the cash and cash equivalent balances are with MHBK and MHSC.

Collateralized agreements transactions

At March 31, 2021, the collateralized agreements balances are mostly comprised of resale agreements, repurchase agreements, securities purchased, securities sold, securities borrowed, and securities loaned with MCM, MHSC, Mizuho Markets America LLC ("MMA"), and Mizuho Markets Cayman LP ("MMC") and are presented after netting.

Securities received as collateral and obligation to return securities received as collateral

At March 31, 2021, the securities received as collateral, at fair value and the obligation to return securities received as collateral, at fair value balances are with MMA and MMC.

Receivables from and payables to brokers/dealers, clearing organizations and customers

Receivables are primarily comprised of securities failed to deliver with affiliates and balances due from affiliates who have direct access to futures markets to which the Company does not. Payables are primarily comprised of balances due to affiliates who do not have direct access to futures markets to which the Company has access. The remainder of these balances includes clearing fees, underwriting fees, rebates and fees for support and services or shared resources.

Receivables from affiliates

Receivables from affiliates are primarily comprised of balances related to managerial and support services with Mizuho Bank USA for $16,524 at March 31, 2021.

Borrowings from affiliates

At March 31, 2021, the Company had a $400,000 subordinated note payable to MHA with accrued interest payable in the amount of $10.

In addition, the Company had $9,031 in short-term borrowings payable to MHBK.

8. Employee Compensation and Benefit Plans

Defined benefit plan

Qualifying employees of the Company are covered by three defined benefit plans sponsored by MHBK: Mizuho Bank, Ltd. pension plan, Fuji Bank, Ltd. Supplemental Executive Retirement Plan and Mizuho Bank, Ltd. Supplemental Executive Retirement Plan. The Company accounted for its participation in those plans as a participation in a multiemployer plan in accordance with ASC 715-30, *Compensation*.

Defined contribution plan

Substantially all employees of the Company are covered by the Company's deferred compensation defined contribution plan. The Company's discretionary contribution is based on eligibility and percentage of applicable employee compensation.

Deferred bonus plan

The Company maintains a deferred bonus plan (the "plan"). The plan defers a portion of certain annual bonuses (a "deferred award") based on the terms of the plan, payable in equal installments, with interest based on the Consumer Price Index - All Urban Consumers, over three years. Deferred awards are recognized in the Consolidated Statement of Financial Condition in the year vested. Employees must meet certain requirements to vest in and receive payment of a deferred award. Employees not meeting such requirements may forfeit all or a portion of their award. The Company's maximum future liability excluding interest under the plan at March 31, 2021 is $72,980, which results from deferred awards granted for the years ended March 31, 2018 through March 31, 2020. The payable for deferred awards that vested of $31,646 has been recognized in accrued expenses and other liabilities on the Consolidated Statement of Financial Condition for the year ended March 31, 2021.

Post-retirement health care plan

The Company has a defined benefit post-retirement health care plan (the "health care plan") that covers a limited group of employees meeting certain criteria. Health care plan benefits commence upon retirement from the Company and end at age of eligibility for coverage under Medicare or upon coverage of participants by another plan. Participants become eligible for plan benefits if they retire after reaching age 55 with 8 or more years of service. The health care plan is noncontributory and is a continuation of the active employee medical and dental plans in which the Company pays substantially all eligible medical expenses. The Company does not currently

8. Employee Compensation and Benefit Plans (continued)

fund this health care plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

The accumulated post-retirement benefit obligation ("APBO") is the present value of benefits earned as of the year-end "measurement date" based on employee service prior to that date. The APBO for the Plan at March 31, 2021 is $845, which is reported in accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

The following table provides a reconciliation of the changes in the APBO from April 1, 2020 through March 31, 2021:

Change in benefit obligation (APBO)		
APBO at the beginning of the period	$	1,094
Service cost		23
Interest cost		19
Amortization of net gain		(51)
Actuarial gain		(240)
APBO at the end of the period	$	845

The funded status of the health care plan is the excess of the APBO over plan assets. The Company does not have assets segregated and restricted to provide post-retirement benefits; as such, the funded status of the health care plan is equal to the liability recorded as the APBO.

Assumptions

The weighted-average discount rate assumption used to determine the APBO and net periodic benefit cost was 3.00%. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, the annual rates of increase in the per capita cost of covered medical and dental claims assumed for the year ended March 31, 2021 were 5.66% and 4.70%, respectively. The medical and dental healthcare cost trend rates are assumed to be 5.43% and 4.60%, respectively, by the year ended March 31, 2022. The medical and dental healthcare cost increase trend rates are both further assumed to gradually decrease to be 4.50% by the year ending March 31, 2038.

8. Employee Compensation and Benefit Plans (continued)

The estimated benefits expected to be paid are as follows:

Year ending March 31:	Amount
2022	56
2023	67
2024	51
2025	76
2026	116
2027-2032	346
	$ 712

9. Income Taxes

The Company is a single-member limited liability company, and as such, is a disregarded entity owned by MHA for U.S. corporate income tax purposes.

For the fiscal year ending March 31, 2021, the Company is included in MHA's federal, state and local income tax returns. In addition, the Company, as a division of MHA, files certain combined or unitary group tax returns for state and local income tax purposes. Pursuant to a federal, state and local tax sharing agreement, the Company computes its federal, state and local tax provision on a separate return basis which is then adjusted for the effect of filing in the combined or unitary group. This adjustment is computed on a consistent and equitable basis among the members of the combined or unitary tax groups. The Company's share of the combined or unitary state tax expense or benefit will be settled periodically with the lead filer of each combined or unitary income tax filing. At March 31, 2021, the Company had tax payables of $26,212 due to affiliates, which was recorded in accrued expenses and other liabilities in the Consolidated Statement of Financial Condition.

On March 27, 2020, the president of the United States signed The Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), and enacted comprehensive U.S. tax legislation, making broad and complex changes to the U.S. tax code. The CARES Act did not have a material impact on the Company.

The difference between taxes at the U.S. federal statutory rate and the effective rate is primarily due to the effects of state and local taxes. As of March 31, 2021, the Company had a net DTA of $60,158 consisting of a gross DTA of $86,400 and a gross DTL of $26,242. The resulting net

9. Income Taxes (continued)

asset is included in other assets in the Consolidated Statement of Financial Condition. The gross DTA results primarily from certain accrued expenses not currently deductible for tax purposes. The gross DTL results primarily from tax depreciation in excess of book depreciation.

The following table summarizes the activity related to Company's gross unrecognized tax benefits from April 1, 2020 to March 31, 2021:

Balance as of April 1, 2020	$	3,891
Increases related to prior year tax positions		–
Decreases related to prior year tax positions		–
Increases related to current year tax positions		1,013
Decreases related to current year tax positions		–
Decreases related to settlements with taxing authorities		(138)
Decreases related to lapsing of statute of limitations		–
Balance as of March 31, 2021	$	4,766

The Company's total unrecognized tax benefits (including interest and penalties of $2,508) that, if recognized, would affect the Company's effective tax rate, were $6,274 at March 31, 2021.

The Company does not believe that the total unrecognized benefits will significantly change within the next twelve months.

MHA's Federal income tax returns beginning with tax year ended March 31, 2018 remain subject to examination by the Internal Revenue Service. The Company's state and local income tax returns beginning with tax year ended March 31, 2016 remain subject to examination by state and local tax authorities.

10. Financial Instruments

Derivative financial instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments typically include forward and futures contracts, to-be-announced securities transactions ("TBAs"), options on equities and futures contracts, credit default swaps, interest rate swaps, and foreign exchange contracts. The Company enters into derivative contracts to facilitate client transactions, conduct trading activities and to manage risk.

10. Financial Instruments (continued)

TBAs are forward contracts that give the purchaser/seller an obligation to receive/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the Consolidated Statement of Financial Condition. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. When the Company is a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option.

Forward settling trades and futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Foreign exchange forward contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances settling in Japanese Yen.

Credit default swaps ("CDS") are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into credit default swaps primarily to mitigate credit risk on its corporate debt holdings. The Company buys protection in the course of these transactions, and may enter into a sell transaction with the same counterparty to close out the CDS position. As such, settlements under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Therefore, the Company's risk of loss on sold CDS positions is offset by protection purchased with the same counterparty.

Interest rate swaps are entered into between two counterparties, typically one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate, usually LIBOR. Interest rate swaps are primarily used to limit or manage exposure to fluctuations in interest rates. The Company enters into interest rate swaps to help manage its exposure to interest rate risk.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

The fair values of derivative financial instruments included in financial instruments owned and financial instruments sold, not yet purchased as of March 31, 2021 are as follows:

Derivatives not designated as hedging instruments under ASC 815-20

	Assets	Liabilities
TBA securities	$ 135,483	$ 100,505
Options	619	14,536
Forward settling trades	521	425
FX forwards	12	1
Total fair value of derivatives	$ 136,635	$ 115,467

Financial instruments with off-balance sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including interest rate swap contracts, credit default swaps, foreign exchange contracts, and TBAs. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition at fair value as of March 31, 2021 and would incur a loss if the fair value of the securities increases subsequent to March 31, 2021.

In the normal course of business, the Company executes and clears futures, forwards, options, swaps and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event a counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on

10. Financial Instruments (continued)

a daily basis and by requiring adjustments of collateral levels in the event of excess credit exposure. Where the Company does not have direct access to certain futures markets, it utilizes clearing brokers. The Company guarantees to the respective clearing houses or other clearing brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are cleared.

Offsetting assets and liabilities

Derivative activities are transacted under legally enforceable master netting agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Statement of Financial Condition, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

In accordance with FASB ASC 210-20-45-1, *Balance Sheet, Offsetting, Other Presentation Matters* ("ASC 210"), the Company offsets repurchase and resale agreements on the Consolidated Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

In accordance with ASC 210, the Company offsets securities borrowed and securities loaned on the Consolidated Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

The following table presents derivative instruments and securities financing agreements. Derivative instruments are included in the Consolidated Statement of Financial Condition in financial instruments owned and financial instruments sold, not yet purchased as of March 31, 2021. Balances are presented on a gross basis, prior to the application of counterparty and collateral netting. Securities financing agreements are included on the Consolidated Statement of Financial Condition in securities purchased under agreements to resell or securities borrowed and securities sold under agreements to repurchase or securities loaned. These balances are presented on a gross basis, prior to the application of counterparty and collateral netting.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a)		Net Exposure
				Financial Instruments (c)	Collateral (d)	
Derivatives						
TBA securities	$ 485,120	$ (349,637)	$ 135,483	$ –	$ –	$135,483
Options	1,752	(1,133)	619	–	–	619
Forward settling trades	521	–	521	–	–	521
FX forwards	93	(81)	12	–	–	12
Total derivatives	$ 487,486	$ (350,851)	$ 136,635	$ –	$ –	$136,635

	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a)		Net Exposure
				Financial Instruments (c)	Collateral (d)	
Securities purchased under agreements to resell	$ 40,269,834	$ (28,818,836)	$ 11,450,998	$ 1,104,969	$ 10,158,229	$ 187,800
Securities borrowed	5,810,914	(2,815,563)	2,995,351	2,237,145	527,295	230,911
Securities received as collateral, at fair value	231,367	–	231,367	–	230,995	372

(a) For some counterparties, the financial instruments and collateral not net on the Consolidated Statement of Financial Condition may exceed the net asset recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net assets recognized. As a result, a net amount is reported even though the Company, on an aggregate basis has received securities collateral with a total fair value that is greater than the funds provided to counterparties.

(b) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(c) These represent liabilities with the same counterparties that are not presented net on the Consolidated Statement of Financial Condition because all U.S. GAAP netting criteria were not met.

(d) These represent collateral values received on net assets recognized after consideration of liabilities with the same counterparties (note (c)).

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e) Financial Instruments (g)	Collateral (h)	Net Amount
Derivatives						
TBA securities	$ 494,713	$ (394,208)	$ 100,505	$ –	$ –	$100,505
Options	15,669	(1,133)	14,536	–	–	14,536
Forward settling trades	425	–	425	–	–	425
FX forwards	20,681	(20,680)	1	–	–	1
Total derivatives	$ 531,488	$ (416,021)	$ 115,467	$ –	$ –	$115,467

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e) Financial Instruments (g)	Collateral (h)	Net Amount
Securities sold under agreements to repurchase	$ 41,957,987	$ (28,818,836)	$ 13,139,151	$ 1,104,969	$ 11,442,942	$ 591,240
Securities loaned	5,052,708	(2,815,563)	2,237,145	2,237,145	–	–
Obligations to return securities received as collateral, at fair value	231,367	–	231,367	–	230,995	372

(e) For some counterparties, the financial instruments and collateral not net on the Consolidated Statement of Financial Condition may exceed the net liability recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net liability recognized. As a result, a net amount is reported even though the Company, on an aggregate basis, has pledged securities collateral with a total fair value that is greater than the funds owed to counterparties.

(f) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(g) These represent assets with the same counterparties that are not presented net on the Consolidated Statement of Financial Condition because all U.S. GAAP netting criteria were not met.

(h) These represent collateral values provided against net liabilities recognized after consideration of assets with the same counterparties (note (g)).

10. Financial Instruments (continued)

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at March 31, 2021:

	Remaining Contractual Maturity of Agreements				
	Open	**Overnight**	**< 30 Days**	**>30 Days**	**Total**
Securities sold under agreements to repurchase					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ 269,227	$ 18,571,932	$ 6,150,465	$ 9,178,272	$ 34,169,896
Mortgage-backed securities	–	1,965,606	35,150	3,691,437	5,692,193
Equities	–	595,000	–	–	595,000
Corporate debt	–	497,752	879	124,505	623,136
Asset-backed securities	–	–	–	318,925	318,925
Municipal securities	–	195,339	147,321	216,177	558,837
Total	$ 269,227	$ 21,825,629	$ 6,333,815	$ 13,529,316	$ 41,957,987
Securities loaned					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ –	$ 1,388,502	$ –	$ –	$ 1,388,502
Equities	2,304,607	–	819,108	540,491	3,664,206
Total	$ 2,304,607	$ 1,388,502	$ 819,108	$ 540,491	$ 5,052,708

11. Risk Management

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

11. Risk Management (continued)

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

Market Risk - Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk primarily by setting and monitoring risk limits, scenario analysis (for historical events as well as potential adverse market conditions), review and analysis of large potential trades or new securitizations before the execution, regular review of the desk level portfolios and firm wide exposures to various risk factors, besides economically hedging its exposure to risk factors.

Credit Risk - Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the Consolidated Statement of Financial Condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into netting agreements to mitigate the credit risk and reduce the maximum amount of loss. Management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized trading activities is low.

Operational Risk – Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity, financial crime, and environmental risk, but excludes strategic and reputational risk. Operational risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. There was no operational risk that had a material impact on the Company's Consolidated Statement of Financial Condition.

12. Fair Value Measurements

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include U.S. Treasury Bills, on-the-run U.S. Treasury bonds, notes, and strips. Also included in Level 1 are listed equity securities, consisting of common stock and ETFs, and TBAs.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, foreign treasury bills, federal agency obligations, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, non-agency mortgage-backed securities, agency securities, corporate debt, and municipal securities. Also included in Level 2 assets and liabilities are interest rate swap contracts, credit default swap contracts, equity options and foreign exchange contracts.

Level 3: Assets and liabilities, whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. Level 3 assets consist of private placement securities. The Company did not have any Level 3 liabilities at March 31, 2021.

12. Fair Value Measurements (continued)

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2021:

Assets	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
Mortgage-backed securities	$ –	$ 3,922,891	$ –	$ 3,922,891
Equities	936,220	–	–	936,220
Corporate debt	–	681,183	22,080	703,263
U.S. Treasury and federal agency securities	283,823	141,463	–	425,286
Derivative contracts	136,144	491	–	136,635
Asset-backed securities	–	129,204	–	129,204
Municipal securities	–	92,150	–	92,150
Other sovereign obligations	–	15,898	–	15,898
Securities received as collateral:				
Equities	231,367	–	–	231,367
Securities segregated for regulatory purposes:				
U.S. Treasury and federal agency securities	2,839,605	–	–	2,839,605
Total	$ 4,427,159	$ 4,983,280	$ 22,080	$ 9,432,519

Liabilities	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased:				
U.S. Treasury and federal agency securities	$ 754,756	$ 212,543	$ –	$ 967,299
Mortgage-backed securities	–	432,800	–	432,800
Corporate debt	–	330,176	–	330,176
Equities	272,224	–	–	272,224
Derivative contracts	100,505	14,962	–	115,467
Obligations received as collateral:				
Equities	231,367	–	–	231,367
Total	$ 1,358,852	$ 990,481	$ –	$ 2,349,333

12. Fair Value Measurements (continued)

Valuation techniques

The fair values of securitized products, which include agency pass-through securities, collateralized mortgage obligations ("CMO"), non-agency residential mortgage-backed-securities ("RMBS"), asset-backed-securities ("ABS") and private label (non-agency) commercial mortgage-backed-securities ("CMBS"), are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Market price quotes may not be readily available for some positions. These instruments are valued using vendor supplied models that estimate the fair value of the securities using observable prices of a liquid benchmark set, credit risk, interest rate risk and prepayment risk. The Company measures ABS using active markets and various deal level and tranche level characteristics. Most of the asset-backed-securities in inventory are collateralized loan obligations backed by corporate loans and bonds. As such, securitized products are categorized as Level 2.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the quoted prices for the underlying component stocks (fair value NAV price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks. As such, these securities are categorized as Level 1.

The Company's corporate debt largely consist of investment grade corporate bonds and notes and private placement securities. Corporate bonds categorized as Level 2 are valued using third party market price quotations, recently executed transactions, or spread over the U.S. Treasury benchmark. Private placement securities are categorized as Level 3. The material unobservable assumptions used to model the valuation are market proxy discount rates, and liquidity and structure yield premiums.

U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. Federal agency securities are measured using a spread to the Treasury benchmark. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury and federal agency securities are categorized in Level 2 of the fair value hierarchy.

Derivative contracts include interest rate swaps, credit default swaps and foreign currency forwards, which are measured using discounted cash flow calculations, based on observable

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

12. Fair Value Measurements (continued)

inputs from the relevant interest/credit/exchange rate curves, which is considered a Level 2 measurement. The Company's derivative contracts also include TBAs, which are measured at fair value using market prices from broker markets. As such, TBAs are categorized as Level 1.

Forward settling trades are measured using the underlying securities and may be Level 1 or Level 2. Equity options are measured using a Black-Scholes model and are categorized as level 2. The fair value of derivatives offset on the balance sheet is consistent with the leveling reported. Details of derivative contracts are disclosed in Footnote 10.

Municipal Securities are measured at fair value using quoted prices in active dealer markets, third party provided prices, recently executed transactions and spreads over taxable and tax free benchmark curves for comparable securities. These securities are classified as level 2.

Other sovereign obligations are measured at fair value using quoted prices in active dealer markets. These securities are classified as level 2.

**Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)**

	Assets
Balance as of April 1, 2020	$ –
Purchases	21,364
Realized gains, net	–
Unrealized gains, net	716
Total net gains, recognized in principal transactions	$ 716
Balance as of March 31, 2021	$ 22,080

**Significant Unobservable Inputs Used in Recurring and
Nonrecurring Level 3 Fair Value Measurements**

Assets at Fair Value on a recurring basis	Balance/Range (Average)
Corporate debt	$ 22,080
Comparable pricing:	
Bond price	101 to 105 points (103 points)

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

12. Fair Value Measurements (continued)

An increase (decrease) to the following significant unobservable inputs would generally result in a higher (lower) fair value.

Comparable bond price: A pricing input used when prices for the identical instrument are not available. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond, then adjusting that yield (or spread) to derive a value for the bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and the bond being valued in order to establish the value of the bond.

Financial assets and liabilities not measured at fair value

Other financial instruments are recorded by the Company at contract amounts and include short-term borrowings, receivables from and payables to brokers, dealers, clearing organizations and customers, securities borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, exchange memberships, accrued interest and dividends receivable and payable, and subordinated borrowing. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

13. Leases

The Company's lessee arrangements consist of non-cancelable operating leases for office space. In accordance with ASC 842, the Company recognizes right-of-use assets and lease liabilities, which are recognized based on the present value of the remaining lease payments, discounted using the Company's incremental borrowing rates. The Company has sublease arrangements for portions of the space and lease term. At March 31, 2021 the amounts related to leases on the Consolidated Statement of Financial Condition are as follows:

	Amount
Other assets – ROU assets	$ 21,656
Other liabilities and accrued expenses – Lease liabilities	25,018
Weighted average:	
Remaining lease terms, in years	8.54
Discount rate	3.01%

13. Leases (continued)

At March 31, 2021 the future minimum rental payments for the Company's operating leases with initial terms in excess of one year, as follows:

Year ending March 31:		Amount
2022	$	3,207
2023		3,189
2024		3,133
2025		3,213
2026		2,517
Thereafter		10,077
Total undiscounted cash flows		25,336
Less: Implied Interest		(318)
Amount on balance sheet	$	25,018

14. Commitments and Contingencies

The Company has provided a letter of credit in connection with leases for its Boston office in the amount $18. This letter of credit is collateralized by U.S. Treasury securities.

Financing Commitments

The Company has a commitment to purchase private placement securities of $12,136 at March 31, 2021.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There are no open commitments at March 31, 2021.

Litigation

In accordance with the provisions of ASC 450, *Contingencies* ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

14. Commitments and Contingencies (continued)

When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

The Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's Consolidated Statement of Financial Condition.

Exchange Member and Central Clearing Organization Guarantees

The Company is a member of various exchanges and central clearing organizations that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Affiliate Guarantees

In connection with the Company's memberships in central clearing organizations, the Company acts in the capacity of "sponsor" to two affiliates that wish to clear transactions through the central counterparty where the Company has a membership. As a sponsor, the Company may be required to provide collateral or assume other trade-related responsibilities on behalf of the affiliate.

15. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to the Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 ("Rule 15c3-3), or 8% of the total risk maintenance margin

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

15. Net Capital Requirements (continued)

requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2021, the Company's net capital of $1,278,123 was $866,757 in excess of the required amount of $411,366. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC and other regulators.

16. Subsequent Events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the Consolidated Statement of Financial Condition is issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the Consolidated Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the Consolidated Statement of Financial Condition's preparation.

The Company evaluated events subsequent to March 31, 2021 through June 1, 2021, the date on which the Consolidated Statement of Financial Condition is available to be issued. There were no other material recognizable or non-recognizable subsequent events during this period.